SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C. 20549

                    SCHEDULE 13G

                       CRANE CO.
                   (Name of Issuer)

             Common Stock, $1.00 Par Value
            (Title of Class of Securities)

                      224399-10-5
                    (CUSIP Number)

Check the following box if a fee is being paid with this statement / /.

The information contained in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act.

CUSIP No. 224399-10-5.

1.   Names of Reporting Persons
     S.S. or IRS.
     Identification Nos.
     of above persons:        Robert S. Evans

2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)

3.   SEC Use Only

4.   Citizenship or Place of Organization:  U.S.

     Number of Shares Beneficially Owned by Each
     Reporting Person With

     5.   Sole Voting Power:      2,731,142
     6.   Shared Voting Power:     -0-
     7.   Sole Dispositive Power: 2,731,142
     8.   Shared Dispositive Power:-0-

9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person:  3,420,410

10. Check if the aggregate amount in Row 9 excludes certain shares:

11.  Percent of Class represented by amount in Row 9:  5.6%






12.  Type of Reporting Person:  Individual

Item 1(a).     Name of Issuer:  Crane Co.

Item 1(b).     Address of Issuer's Principal Executive
               Offices: 100 First Stamford Place
               Stamford, CT 06902

Item 2(a).     Name of Person Filing:  Robert S. Evans

Item 2(b). Address of Principal Business Office or, if none, Residence: Crane Co.,100 First Stamford Place Stamford, Connecticut 06902

Item 2(c).     Citizenship: U.S.

Item 2(d).     Title of Class of Securities:  Common
               Stock, $1.00 Par Value.

Item 2(e)      CUSIP Number: 224399-10-5

Item 3.        Not Applicable.

Item 4.        Ownership:
		   (a)	Amount beneficially owned:  3,420,410 (includes
				options to purchase 689,268 shares, exercisable within 60 days, and 720 shares owned by reporting person's spouse)
		   (b)	Percent of class:  5.6%
		   (c)	Number of shares as to which such person has:
				(i)	sole power to vote or to direct the vote:
					2,730,422
				(ii)	shared power to vote or to direct the
					vote: 0
				(iii)	sole power to dispose or to direct the
					deposition of:  2,730,422
				(IV)	shared power to dispose or to direct the
					disposition of: 0

Item 5.        Ownership of Five Percent or Less of a
               Class:  Not Applicable

Item 6.        Ownership of More than Five Percent on
               Behalf of Another Person:  Not Applicable

Item 7.        Identification and Classification of the
               Subsidiary which Acquired the Security
               Being Reported on by the Parent Holding
               Company:  Not Applicable

Item 8.        Identification and Classification of
               Members of the Group:  Not Applicable

Item 9.        Notice of Dissolution of Group:  Not
               Applicable

Item 10.       Certification:  Not Applicable

Signature:     After reasonable inquiry and to the best
               of my knowledge and belief, I certify
               that the information set forth in this
               statement is true, complete and correct.

February 6, 2001
/s/Robert S. Evans
Robert S. Evans